SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                          Commission File Number   33-55254-10

                           NOTIFICATION OF LATE FILING

        (Check One): |_| Form 10-K |_|Form 11-K |_|Form 20-F |X|Form 10-Q

For Period Ended: January 31, 2005
                  ------------------------------------------------------------

|_| Transition Report on Form 10-K |_|Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_|Transition Report on Form N-SAR |_| Transition Report on Form 11-K

For the Transition Period Ended:
                                ----------------------------------------------

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -----------------------

                         PART I. REGISTRANT INFORMATION

Full name of registrant:        DRINKS AMERICAS HOLDINGS, LTD. (formerly GOURMET
                                GROUP, INC.)
Former name if applicable:
Address of principal executive
office (Street and number):    372 Danbury Road, Suite 163
City, State and Zip Code:      Wilton, CT  06897

                        PART II. RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The fiscal year end of the Company was changed as of March 9, 2005 from June 30 to April 30 as a result of the share exchange transaction in which Drinks Americas, Inc. was the acquiror for accounting purposes of Gourmet Group, Inc. The Company requires additional time to complete its financial statements because of the change of the fiscal year end, because it had to expend much of its recent efforts on completing and reporting such share exchange, and because the Company must also prepare pro forma financial statements.

                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

J. Patrick Kenny                (203)                       762-7000
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    (Name)                   (Area code)               (Telephone number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                |X| Yes   |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |_| Yes   |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                         DRINKS AMERICAS HOLDINGS, LTD.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 17, 2005                   By: /s/Jason Lazo
     --------------------------            ------------------------------------
                                           Jason Lazo, Chief Operating Officer


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